EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For the Three Months Ended
	March 31, 2011	March 31, 2010
Number of shares on which basic earnings per share is calculated:
Weighted-average shares outstanding during period	1,222,153,643	1,301,183,192
Add - incremental shares under stock-based compensation plans	15,654,835	18,654,457
Add - incremental shares associated with contingently issuable shares	2,219,966	1,794,631
Number of shares on which diluted earnings per share is calculated	1,240,028,445	1,321,632,281

Net income on which basic earnings per share is calculated (millions)	$2,863	$2,601

Less - net income applicable to contingently issuable shares (millions)	—	—

Net income on which diluted earnings per share is calculated (millions)	$2,863	$2,601

Earnings per share of common stock:

Assuming dilution	$2.31	$1.97

Basic	$2.34	$2.00

Stock options to purchase 73,998 shares were outstanding as of March 31, 2010, but were not included in the computation of diluted earnings per share because the options’ exercise price during that period was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

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